January 7, 2011
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 26, 2010 Form 10-Q for the quarter ended September 30, 2010 Filed November 5, 2010 File No. 001-34575
Dear Ms. Cvrkel:
Cambium Learning Group, Inc. (the “Company”), is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated December 22, 2010 (the “Comment Letter”) relating to the above referenced Form 10-K for the year ended December 31, 2009 filed on March 26, 2010 (the “2009 Form 10-K”) and the Form 10-Q for the quarter ended September 30, 2010 filed on November 5, 2010 (the “3Q10 Form 10-Q”). For your convenience, the Staff’s comments have been retyped in italics below and are followed by the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
— Results of Operations
— Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 27
1.	We note your disclosure that part of the decrease in the Sopris segment’s net sales from 2008 to 2009 was due to the negotiation and extension of a relationship with a customer in 2008 in which you were able to secure an additional up-front 2009 royalty payment that was recognized in 2008. Please tell us why you believe it was appropriate to recognize this payment as revenue in 2008 if the amount relates to 2009 royalties.
Response 1: In 2004, the Company entered into a contract with a customer to use the Company’s assessment product under a licensing agreement. Under the provisions of the licensing agreement, the customer is required to pay an annual licensing fee based on the number of users. The Company recognizes revenue for the licensing agreement at the time the number of users is known and billable, and when all obligations of the Company have been completed. The Company recognized $1.4 million of revenue in the first quarter of 2008 related to this licensing agreement. In December 2008, the Company renegotiated and extended its relationship with this customer. As part of the renegotiation, the timing of the measurement and payment of the annual licensing fee was changed. The customer issued a purchase order and was billed $1.7 million for licensing fees in December 2008. As all revenue recognition criteria were met at that time, the Company recognized the $1.7 million of revenue in December 2008. Therefore, as a result of the change in terms with this customer, two annual licensing fees were recognized in 2008.
In March 2009, the Company entered into further negotiations with this customer and received a fixed payment of $1.7 million. Similar to the revenue recognized in prior periods, all revenue recognition criteria were met at the time the fees were invoiced.
In future filings, we will revise the discussion as follows in our results of operations to more clearly describe the year over year change:
“The Sopris segment’s net sales in 2009 decreased $4.5 million, or 15.2%, to $25.2 million from net sales of $29.7 million in 2008. The decline in supplementary program sales was mainly due to a decrease in sales of DIBELS in Florida, as Florida developed its own assessment program. Additionally, we renegotiated and extended a relationship with a customer which uses our assessment product under an annual licensing fee arrangement. As a result of changes in terms with this customer, we recognized licensing fee revenue for two annual periods totaling $3.1 million in 2008. During the first quarter of 2009, we recognized additional revenue of $1.7 million related to this licensing agreement.”

— Liquidity and Capital Resources
— Cash Flows, page 35
2.	Please revise future filings to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
Response 2: We undertake, in future filings, to expand our liquidity discussion to include the three years presented in the financial statements.
— Reconciliation Between Net Loss and Adjusted EBITDA for the Year Ended December 31, 2009, page 36
3.	Generally, it is inappropriate to merely combine information for the pre- and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. It appears that your presentation reflects such a combination in addition to the adjustments made to arrive at an adjusted EBITDA measure. If you intend to continue discussing pre-acquisition results, please consider limiting your presentation to one that complies with Article 11 of Regulation S-X. Further, separate the non-GAAP presentation from the Article 11 information to avoid confusion.
Response 3: Because the merger with Voyager Learning Company (VLCY) had such a material impact to the Company’s results of operations, we believe it is appropriate to present a measure of combined results. We further believe that quantifying the impact of non-recurring and non-operational costs is necessary for investors to assess the results of the ongoing business of the combined company. In future filings, we intend to use the alternative presentation included in response 4. We believe this presentation provides an appropriate measure of combined results, including pro forma adjustments required by Article 11 of Regulation S-X, as well as making a clearer distinction between the pro forma results that comply with Article 11 and the non-GAAP supplemental information to avoid the potential for confusion.

4.	Furthermore, the staff generally does not believe presentation of a full non-GAAP income statement is appropriate as it may attach undue prominence to the non-GAAP information. In this regard, please consider revising future filings accordingly. Refer to Question 102.10 of the Compliance and Disclosure Interpretations: Non-GAAP Financial Measures issued on January 11, 2010.
Response 4: The Company does not intend to attach undue prominence to the non-GAAP information in presenting the non-GAAP information in full income statement format. The Company had presented information in the current format as it replicates the information provided to the Company’s executive management and Board of Directors. Additionally, investors have commented to Company management that they found the information and format to be very helpful. As noted in response 3, we believe that it is important for investors to be able to assess the results of the ongoing business of the combined company by providing information on combined results and information that quantifies non-recurring and non-operational costs.
In future filings, we intend to provide combined results and non-GAAP supplemental information in an alternative format substantially as presented below, with appropriate footnotes, to be updated as appropriate. We believe this alternative presentation addresses the concerns expressed in Staff comments 3 and 4, while preserving the effort to allow the investor to see the Company through the eyes of management.

Reconciliation Between Net Sales to Adjusted Net Sales and Between Net Loss and Adjusted EBITDA for the Year Ended December 31, 2009

		VLCY
		Pre-Merger
		Results	Pro Forma	Pro Forma
	Cambium	(342 days)	Adjustments	Combined
	(In thousands)
	(Unaudited)

Voyager	$52,923	$77,758	$(4,951)	$125,730
Sopris	25,185	—	—	25,185
Cambium Learning Technologies	22,940	20,970	(6,614)	37,296

Total net sales	101,048	98,728	(11,565)	188,211
Non-recurring and non-operational costs included in Net Sales but excluded from Adjusted Net Sales:
Adjustments related to purchase accounting	1,392	—	11,565	12,957

Adjusted net sales	$102,440	$98,728	$—	$201,168

Net loss	$(35,765)	$(34,375)	$8,870	$(61,270)
Reconciling items between net loss and EBITDA:
Depreciation and amortization	27,250	18,301	(5,772)	39,779
Net interest expense	19,477	558	71	20,106
Other (income) expense	698	(3,279)	—	(2,581)
Income tax	(7,704)	(190)	7,894	—

Income (loss) from operations before interest and other income (expense), income taxes, and depreciation and amortization (EBITDA)	3,956	(18,985)	11,063	(3,966)

Non-recurring and non-operational costs included in EBITDA but excluded from Adjusted EBITDA:
Transaction costs	13,570	9,937	(23,507)	—
Integration and merger-related costs	2,133	120	1,864	4,117
Legacy VLCY Corporate	57	2,247	—	2,304
Stock-based compensation expense	37	179	552	768
Embezzlement and related expenses	129	—	—	129
Adjustments related to purchase accounting	1,136	—	10,028	11,164
Goodwill impairment	9,105	27,175	—	36,280

Adjusted EBITDA	$30,123	$20,673	$—	$50,796

Statements of Cash Flows, page 50
5.	We note that Restricted Assets are presented on the balance sheet as of December 31, 2010 as both non-current and current assets. Please explain to us why you believe it is appropriate to present the change in the balances of Restricted Assets as an operating activity on the statement of cash flows, rather than an investing or financing activity.
Response 5: The Company’s Restricted Assets are composed of three trusts established to fund specific liabilities, including: (a) $3.0 million transferred to an escrow account for a potential tax indemnity obligation, which, if such obligation is not triggered, will benefit the Contingent Value Rights (CVRs) by $1.9 million with the remainder reverting back to general cash of the Company; (b) funds received for specified tax refunds and various other amounts deposited for the benefit of the CVRs, reduced by specified payments for tax-related liabilities and other allowed costs; and (c) funds placed in a rabbi trust pursuant to the merger agreement for the purpose of funding certain obligations acquired in the VLCY merger, primarily deferred compensation, pension, and severance obligations. The trust assets are restricted only with regards to purpose and not in regards to timing of use. For balance sheet presentation purposes, the Company has matched the classification of the assets held in these trust accounts to the underlying liabilities.
The CVRs were issued to VLCY shareholders as part of the merger consideration and represent the right to receive a delayed cash purchase price amount that is dependent on an uncertain pool of cash flows, including the receipt of tax-related and other receivables and the payment of certain specified liabilities, contingencies and expenses. In accordance with the CVR escrow agreement, as amended, a CVR payment was made to former VLCY shareholders on the nine-month anniversary of the effective date of the merger and future CVR payments, if any, will be made on the eighteen-month anniversary of the effective date of the merger, on October 15, 2013, as it relates to a certain tax indemnity obligation, and upon final resolution of the Michigan state tax liability. When payments are made to the VLCY shareholders from the CVR escrow trust, the payments are included as cash paid for acquisitions in the investing activities section of the cash flow statement. Other than payments to VLCY shareholders, future changes in these trusts generally have offsetting increases or decreases to underlying balance sheet accounts, such as employee compensation accruals, taxes receivable and tax liabilities, which are included in the operating activities section of the cash flow statement. Changes in the estimate of the fair value of the CVRs subsequent to the VLCY merger date are recorded as an operating expense, and therefore are also included in cash flows from operating activities.
Further, the funds in the restricted trusts are held primarily in money market accounts per the related agreements and generate only de minimus interest income. Taking the above description into consideration, changes in the restricted assets do not appear to qualify as either investing activities or financing activities based on the guidance in ASC 230-10-45 paragraphs 11 through 16. Therefore we believe they are appropriately classified as operating cash flows.

Notes to the Financial Statements
— General
6.	We note from your disclosure on page 18 that VSS-Cambium Holdings III, LLC owns a majority of your outstanding common stock and has the ability to determine the outcome of matters submitted to your stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all your assets. In addition VSS-Cambium Holdings III LLC has the ability to control your management, affairs and operations. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.
Response 6: In future filings, we undertake to provide additional information in our related party footnote regarding VSS-Cambium Holdings III, LLC, including that VSS-Cambium Holdings III, LLC owns a majority of our outstanding common stock and has the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all our assets, and that VSS-Cambium Holdings III, LLC has the ability to control our management, affairs and operations.
Note 2. Significant Accounting Policies
— Revenue Recognition, page 53
7.	We note your disclosure that revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer. Please explain to us the criteria used in determining whether the revenue is recognized when the product is shipped, or when it is received by the customer, and tell us how this policy is in compliance with ASC 605-15-25.
Response 7: The majority of the Company’s arrangements have F.O.B. origin terms, but there are also arrangements that have F.O.B. destination terms. Revenue from the sale of printed material for reading and math products is recognized when the product is shipped if the terms of the arrangement are F.O.B. origin and when the product is received if the terms of the arrangement are F.O.B. destination. In future filings, we will revise the disclosure to read substantially as follows, to be updated as appropriate: “Revenue from the sale of printed materials for reading and math products is recognized when the product is shipped to or received by the customer, depending on the shipping terms of the arrangement.”

Note 4. Acquisitions
— Acquisition of VLCY, page 59
8.	We note your disclosure that the total consideration of $169,568 to acquire VLCY includes an amount of $76,907 attributable to the fair value of shares of Company issued to shareholders. Please tell us, and revise your disclosure in future filings, to explain how this amount was calculated or determined. Also, please revise your disclosure to explain how the fair value of the Contingent Value Rights was calculated or determined.
Response 8: The Company’s stock initially began trading on December 9, 2009; however, trading volumes and price variability indicated that the initial trading price was not indicative of fair value. Therefore, we evaluated the events and trading trends in the period subsequent to the acquisition date to determine a more representative fair value. We determined that the period from December 18, 2009, the date the letters of transmittal were released to the selling shareholders, through December 31, 2009, the date initial selling pressures eased and the stock price began tracking the overall market, represented the settling in period. To reduce the impact of any temporary price variability from low trading volumes, the Company calculated a volume-weighted average of the five days before and after the end of the settling in period. This resulted in a calculated fair value of $3.94 per share. In future filings, we will add a disclosure substantially as follows to our acquisition footnote: “The fair value of Company shares issued to VLCY shareholders of $76.9 million was determined using a per share value of $3.94 multiplied by the 19.5 million shares issued. The $3.94 fair value per share was determined using a volume-weighted average of the five days before and after the end of a settling in period that the Company determined began as of the date trading began on December 9, 2009 and continued through December 31, 2009.”
Also, in future filings we will revise the discussion of the Contingent Value Rights (CVRs) to add further disclosure to explain how the fair value of the CVRs was determined, which will include substantially the following, to be updated as appropriate:
“The fair value of the liability for the CVRs is determined using a probability weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates. As of September 30, 2010, a fair value of $8.6 million has been recorded as a liability for the remaining CVR payments and $1.1 million has been distributed to the escrow agent for distribution to holders of the CVRs. During the third quarter of 2010, a loss of $0.1 million was recorded in general and administrative expense to reflect an increase in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material. As of September 30, 2010, restricted assets in an escrow account for the benefit of the CVRs were $4.0 million. See note 13 for further information on the fair value of the CVRs and related escrow trust.”

Note 13. Fair Value of Financial Instruments, page 70
9.	We note your disclosure that the CVRs are valued using Level 3 inputs as described in Note 4 above. However, we do not believe that the disclosure in Note 4 regarding the fair value of the CVRs gives the reader enough information to understand how the liability related to the CVRs was initially determined and how the liability may change in the future. Please revise future filings to disclose each element of the CVR agreement and to explain how those elements contribute to the amount of the fair value of the liability recognized at the balance sheet. Also, please disclose the valuation technique, including the nature of the significant assumptions and estimates, used in determining the fair value of the CVRs. See guidance in ASC 820- 10-50-2.
Response 9: Here is a revised disclosure using the data as of September 30, 2010 as an example. In future filings, we will include substantially the same disclosure, to be updated as appropriate.

“The fair value of the liability for the CVRs is determined using a probability weighted cash flow analysis which takes into consideration the likelihood, amount and timing of cash flows of each element of the pool of assets and liabilities included in the CVR. The determination of fair value of the CVRs involves significant assumptions and estimates, which are reviewed at each quarterly reporting date. As of September 30, 2010, a fair value of $8.6 million has been recorded as a liability for the remaining CVR payments and $1.1 million has been distributed to the escrow agent for distribution to holders of the CVRs. During the third quarter of 2010, a loss of $0.1 million was recorded in general and administrative expense to reflect an increase in the estimated fair value of the CVR liability. The ultimate value of the CVRs is not known at this time; however, it is not expected to be more than $11 million and could be as low as the $1.1 million already distributed. Future changes in the estimate of the fair value of the CVRs will impact results of operations and could be material. A detail of the elements included in the CVR is as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	CVRs
		(In thousands)
		Loss (Gain) for Changes		Estimated Fair Value
	Estimated Fair Value	In Estimated CVR Liability		as of September 30,
	as of Merger Date	2009	2010	2010
Components of CVR Liability:
Tax refunds received before closing of the merger	$1,583	$—	$—	$1,583
Other specified tax refunds	5,932	—	(33)	5,899
Tax indemnity obligation	1,717	—	—	1,717
Legal receivable	2,400	—	—	2,400
Michigan state tax liability	(900)	—	(140)	(1,040)
Other specified tax related liabilities	(579)		273	(306)
Costs incurred to collect tax refunds and by stockholders’ representative	(536)	(18)	—	(554)

Estimated fair value of CVR liability	9,617	(18)	100	9,699

Payments to holders of CVRs				1,106

Remaining estimated CVR liability				$8,593

As of September 30, 2010, restricted assets in an escrow account for the benefit of the CVRs were $4.0 million, with activity as follows. The escrow account includes $3.0 million for a potential tax indemnity obligation, which, if such obligation is not triggered, will benefit the CVRs by $1.9 million with the remainder reverting back to general cash of the Company.

CVR Escrow Trust
(In thousands)

Balance as of December 31, 2008	$—
Funding of potential tax indemnity obligation	3,000
Tax refunds received	4,964
Costs incurred to collect tax refunds and by stockholders’ representative	(18)

Balance as of December 31, 2009	7,946

Tax refunds received	214
Funds received for legal receivable	2,400
Payments of specified liabilities	(5,280)
Payments to holders of CVRs	(1,106)
Costs incurred to collect tax refunds and by stockholders’ representative	(152)
Interest income	1

Balance as of September 30, 2010	$4,023

Note 21. Segments, page 87
10.	We note that in your reconciliation of the total Segment net (loss) income amounts to the consolidated net (loss) income amount there is a significant adjustment in the “Other” category. Please tell us, and revise your disclosure in future filings to explain the nature and amount of any significant reconciling items. See ASC 280-10-50-31.
Response 10: In future filings, we will include a description of “Other” in our lead-in to the segment results of operations substantially as follows, to be updated as appropriate: “Other consists of unallocated shared services, such as accounting, legal, human resources and corporate-related items. Depreciation and amortization expense, goodwill impairment, interest income and expense, other income and expense, and income taxes are also included in other, as the Company and its chief operating decision maker evaluate the performance of operating segments excluding these captions.” We will also expand the disclosure in the segment table to include additional rows for each of these captions. Here is a revised tabular disclosure for the year ended December 31, 2009. In future filings, we will present the table substantially as follows for all years presented, to be updated as appropriate.

			Cambium
			Learning
	Voyager	Sopris	Technologies	Other	Consolidated
			(in thousands)
Year ended December 31, 2009
Product sales	$44,329	$23,431	$22,625	$—	$90,385
Service revenues	8,594	1,754	315	—	10,663

Net sales	52,923	25,185	22,940	—	101,048
Cost of product sales	10,678	6,350	2,537	26	19,591
Cost of service revenues	5,992	1,093	172	—	7,257
Amortization	—	—	—	17,527	17,527

Total cost of sales	16,670	7,443	2,709	17,553	44,375
Other operating expenses	19,836	10,008	8,996	22,299	61,139
Depreciation and amortization	—	—	—	9,723	9,723
Goodwill impairment	—	—	—	9,105	9,105
Net interest expense	—	—	—	19,477	19,477
Other expense,net	—	—	—	698	698
Income tax benefit	—	—	—	(7,704)	(7,704)

Segment net (loss) income	$16,417	$7,734	$11,235	$(71,151)	$(35,765)

Form 10-Q for the Nine Months Ended September 30, 2010
Management’s Discussion and Analysis
— Third Quarter of Fiscal 2010 Compared to Third Quarter of Fiscal 2009, page 25
— Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009, page 29
11.	We note in your discussion of the results of operations you disclose amounts which combine historical VLCY statement of operations amounts for 2009 with the amounts included in the Company’s financial statements for 2009. For example, you disclose that the combined net sales for historical VLCY and the Company for the third quarter of 2009 would be $73.5 million, resulting in a decrease of $16.9 million when compared to the third quarter 2010 net sales of $56.6 million. In light of the fact that the historical VLCY amounts are prior to the acquisition of VLCY by the Company, and are not included in the audited financial statements presented in this Form 10-K, they should not be combined with Company amounts for the MD&A discussion.
Instead you should discuss the changes in the statement of operations line items as they are presented in the historical financial statements of the Company, separately quantifying the contribution of the recent acquisition to the change to the extent possible and then addressing the underlying changes due to the pre-existing business.
In situations where the results of operations may not be prepared on a consistent basis, for example, when there has been a change in basis in the underlying financial statements due to a material acquisition, you may consider supplementing the discussion of the results of operations and financial statements set forth in the audited financial statements with a discussion based upon pro forma financial information. A determination as to whether a discussion of the audited financial statements should be supplemented by a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness of any such supplemental pro forma discussion. Pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. Please note that it is inappropriate to merely combine information for the pre-and post transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11.
Please confirm your understandings of this matter and that you will revise future filings accordingly.
Response 11: Below is a revised discussion of the results of operations including net sales and cost of sales using the data for the quarter ended September 30, 2010 as an example. In future filings, we will substantially conform our presentation for all periods and captions to this example, to be updated as appropriate.
“Net Sales.
Our total net sales increased $15.6 million, or 38.2%, to $56.6 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition. VLCY’s historical third quarter 2009 net sales of $32.6 million are not included in the Company’s reported prior year sales. Excluding the impact of the merger, third quarter 2010 net sales were lower due to a decline in order volume partially offset by timing of revenue recognition in the respective periods. Third quarter 2010 net sales include the impact of a purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VLCY acquisition. These adjustments reduced the amount of deferred revenue recognized in the third quarter of 2010 by approximately $2.4 million.

Voyager. The Voyager segment’s net sales increased $11.8 million, or 46.0%, to $37.4 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition. VLCY’s historical third quarter 2009 net sales related to the Voyager segment of $26.8 million are not included in the Company’s reported prior year sales. Excluding the impact of the merger, third quarter 2010 net sales were lower due to a decline in order volume, partially offset by the timing of revenue recognition in the respective periods. Third quarter 2010 net sales include the impact of a purchase accounting adjustment to reduce deferred revenue balances to fair value at the time of the VLCY acquisition. These adjustments reduced the amount of deferred revenue recognized in the third quarter of 2010 by approximately $0.6 million.
Sopris. The Sopris segment’s net sales increased $0.8 million, or 9.0%, to $9.6 million in the third quarter of 2010 compared to the same period in 2009, which is attributable to increased order volume. Professional development services such as LETRS (Language Essentials for Teachers of Reading and Spelling) and newer programs, such as DIBELS Next, have contributed to the increase.
Cambium Learning Technologies. The Cambium Learning Technologies segment’s net sales increased $3.1 million, or 46.6%, to $9.6 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition. VLCY’s historical third quarter 2009 net sales related to the Cambium Learning Technologies segment of $5.8 million are not included in the Company’s prior year sales. Excluding the impact of the merger, third quarter 2010 net sales were lower due to the timing of revenue recognition in the respective periods. Third quarter 2010 net sales include the impact of a purchase accounting adjustment that reduced the amount of deferred revenue recognized by the Cambium Learning Technologies segment by approximately $1.8 million. Cambium Learning Technologies has consistently experienced year on year order volume growth that is translating to sales growth, although the impact of 2010 order volume is not fully reflected in net sales as a large portion of these sales are recognized over a subscription period.
Cost of Sales.
Cost of sales includes expenses to print, purchase, handle and warehouse our products, as well as royalty costs, and to provide services and support to customers. Cost of sales, excluding amortization, increased $7.3 million, or 68.7%, to $18.0 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition. VLCY’s historical third quarter 2009 cost of sales of $9.9 million are not included in the Company’s prior year results. Excluding the impact of the merger, third quarter 2010 cost of sales were lower due to decreased sales, partially offset by the reallocation of certain resources in the departmental restructuring to cost of sales from general and administrative expense. Cost of sales for the third quarter of 2010 includes the impact of a purchase accounting adjustment made to reduce deferred cost balances to fair value at the time of acquisition. The purchase accounting adjustments reduced the amount of deferred costs recognized in the third quarter of 2010 by approximately $0.2 million.

Voyager. Cost of sales for the Voyager segment increased $6.2 million, or 85.8%, to $13.5 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition.
Sopris. Cost of sales for the Sopris segment increased by $0.3 million, or 10.3%, to $3.2 million in the third quarter of 2010 compared to the same period in 2009.
Cambium Learning Technologies. Cost of sales for the Cambium Learning Technologies segment increased by $0.6 million, or 118.3%, to $1.2 million in the third quarter of 2010 compared to the same period in 2009 due to the VLCY acquisition.
Shared Services. Cost of sales for Shared Services for the third quarter of 2010 of $0.2 million is related to non-recurring integration costs, which are not allocated to the segments. The integration costs primarily relate to the movement of inventory from VLCY’s recently closed distribution center in Dallas, Texas, to our distribution facility in Frederick, Colorado, travel related to the warehouse integration and severance costs.”
— Liquidity and Capital Resources, page 32
12.	We note your disclosure on page 33 that you are still completing your debt compliance reporting for the September 30, 2010 fiscal period. Please tell us if you have completed the debt compliance calculations and if so, tell us if you are in compliance with the applicable covenants as of September 30, 2010.
Response 12: The Company has completed its debt compliance reporting for the September 30, 2010 fiscal period and notes that it is in compliance with all debt covenants. Adjusted EBITDA per the senior secured and senior unsecured credit agreements for the September 30, 2010 fiscal period was $48.8 million. Using this Adjusted EBITDA, the resulting total leverage ratio of 3.4:1.0 was less than the related covenant of 5.5:1 under the senior secured credit agreement. This Adjusted EBITDA also exceeded the related covenant of $25.0 million under the senior unsecured credit agreement.

Cambium Learning Group, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions regarding this letter, please contact the undersigned at 214-932-3208.

Very truly yours,
/s/ Bradley C. Almond
Bradley C. Almond,
Senior Vice President and Chief Financial Officer

cc:	Whitley Penn LLP Lowenstein Sandler PC